FORM 6-K

                                 Amendment No.1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of February 2009

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the in formation contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


Note

This amendment No.1 to the quarterly report on Form 6 - K for the 9months ended December 31, 2008 of Ricoh Company, Ltd is filed to amend the original quarterly report on Form 6 - K filed on January 29, 2009 for the purpose of correcting "Proceeds from sales of discontinued operations" to "Purchase of business, net of cash acquired" in (3)Consolidated Statements of Cash Flows of Item 5. (Consolidated Financial Statements).


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



February 4, 2009

--------------------------------------------------------------------------------

RICOH

                                                                January 29, 2009

                                QUARTERLY REPORT

                       Nine months ended December 31, 2008
         Results for the Period from April 1, 2008 to December 31, 2008

                      Three months ended December 31, 2008
        Results for the Period from October 1, 2008 to December 31, 2008

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Third Quarter ended December 31, 2007, 2008 and Year ending March 31, 2009 (Forecast)

                                                                                                    (Billions of yen)
---------------------------------------------------------------------------------------------  ----------------------
                                            Third Quarter ended  Third Quarter ended            Year ending
                                             December 31, 2008    December 31, 2007            March 31, 2009
                                                  Results              Results         Change     Forecast     Change
---------------------------------------------------------------------------------------------  ----------------------
   Domestic sales                                    704.8                749.0         -5.9%        959.0      -5.6%
   Overseas sales                                    863.1                891.3         -3.2%      1,191.0      -1.1%
Net sales                                          1,568.0              1,640.4         -4.4%      2,150.0      -3.2%
Gross profit                                         657.4                688.6         -4.5%        879.0      -5.3%
Operating income                                      86.3                134.0        -35.5%        100.0     -44.9%
Income before income taxes                            60.0                134.0        -55.2%         70.0     -59.9%
Net income                                            29.5                 85.2        -65.4%         35.0     -67.1%
---------------------------------------------------------------------------------------------  ----------------------
Exchange rate (Yen/US$)                             102.83               117.32        -14.49        99.63     -14.77
Exchange rate (Yen/EURO)                            150.74               162.89        -12.15       143.09     -18.60
---------------------------------------------------------------------------------------------  ----------------------
Net income per share-basic (yen)                     40.84               116.84        -76.00        48.39     -97.65
Net income per share-diluted (yen)                   39.73               113.74        -74.01        47.07     -95.08
---------------------------------------------------------------------------------------------  ----------------------
Cash flows from operating activities                   8.7                104.8         -96.0           --         --
Cash flows from investing activities                -250.7               -160.9         -89.7           --         --
Cash flows from financing activities                 244.1                -10.5         254.6           --         --
Cash and cash equivalents at end of period           155.1                189.4         -34.3           --         --
---------------------------------------------------------------------------------------------  ----------------------
Capital expenditures                                  72.3                 57.8          14.5         98.0       12.7
Depreciation for tangible fixed assets                55.0                 54.1           0.9         76.0        3.2
R&D expenditures                                      93.5                 93.6          -0.1        126.0         --
---------------------------------------------------------------------------------------------  ----------------------
                                             December 31, 2008      March 31, 2008    Change
---------------------------------------------------------------------------------------------
Total assets                                       2,405.1              2,214.3         190.7
Shareholders' investment                             984.8              1,080.1         -95.2
Interest-bearing debt                                717.2                384.3         332.8
---------------------------------------------------------------------------------------------
Equity ratio (%)                                      41.0                 48.8          -7.8
---------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)          1,357.20             1,498.29       -141.09
---------------------------------------------------------------------------------------------

(2) Three months ended December 31, 2007 and 2008

---------------------------------------------------------------------------------------------
                                            Three months ended  Three months ended
                                             December 31, 2008   December 31, 2007
                                                  Results             Results         Change
---------------------------------------------------------------------------------------------
   Domestic sales                                    221.0               244.6        -9.6%
   Overseas sales                                    281.0               307.3        -8.6%
Net sales                                            502.0               552.0        -9.0%
Gross profit                                         214.1               237.4        -9.8%
Operating income                                      21.3                49.4       -56.9%
Income before income taxes                             1.1                49.0       -97.6%
Net income                                            -4.8                32.1           --
---------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                              96.21              113.24       -17.03
Exchange rate (Yen/EURO)                            126.97              163.96       -36.99
---------------------------------------------------------------------------------------------
Net income per share-basic (yen)                     -6.62               44.01       -50.63
Net income per share-diluted (yen)                   -6.45               42.84       -49.29
---------------------------------------------------------------------------------------------
Capital expenditures                                  25.3                18.1          7.2
Depreciation for tangible fixed assets                19.7                18.4          1.3
R&D expenditures                                      30.2                32.0         -1.7
---------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2009 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2008 (U.S. GAAP FINANCIAL INFORMATION)

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2008 TO DECEMBER 31, 2008
(1) Operating Results                                                        (Millions of yen)
----------------------------------------------------------------------------------------------
                                                      Third Quarter ended  Third Quarter ended
                                                       December 31, 2008    December 31, 2007
----------------------------------------------------------------------------------------------
Net sales                                                   1,568,018           1,640,412
   (% change from the previous corresponding period)             -4.4                 9.9
Operating income                                               86,378             134,020
   (% change from the previous corresponding period)            -35.5                10.0
Income before income taxes                                     60,063             134,085
   (% change from the previous corresponding period)            -55.2                 9.0
Net income                                                     29,540              85,276
   (% change from the previous corresponding period)            -65.4                 2.4
Net income per share-basic (yen)                                40.84              116.84
Net income per share-diluted (yen)                              39.73              113.74
----------------------------------------------------------------------------------------------

(2) Financial Position                                                       (Millions of yen)
----------------------------------------------------------------------------------------------
                                                       December 31, 2008     March 31, 2008
----------------------------------------------------------------------------------------------
Total assets                                               2,405,119            2,214,368
Shareholders' Investment                                     984,899            1,080,196
Equity ratio (%)                                                41.0                 48.8
Shareholders' investment per share (yen)                    1,357.20             1,498.29
----------------------------------------------------------------------------------------------

2. DIVIDEND INFORMATION
----------------------------------------------------------------------------------------------
                                                           Year ended          Year ending
                                                         March 31, 2008      March 31, 2009
                                                           (Results)           (Forecast)
----------------------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)                  33.00               36.00
   Interim (yen)                                              16.00               18.00
   Year-end (yen)                                             17.00               18.00
----------------------------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: Yes

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2008 TO MARCH 31, 2009        (Millions of yen)
----------------------------------------------------------------------------------------------
                                                                                Year ending
                                                                              March 31, 2009
----------------------------------------------------------------------------------------------
Net sales                                                                        2,150,000
Operating income                                                                   100,000
Income before income taxes                                                          70,000
Net income                                                                          35,000
Net income per share (yen)                                                           48.39
----------------------------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4. OTHERS

(1)  Changes in significant subsidiaries: Yes (IKON Office Solutions, Inc.)

(2)  Changes in accounting method: Yes

     *    For details see "4. Others" on page 5.

(3)  Number of common stock outstanding (including treasury stock):

     As of December 31, 2008  744,912,078 shares
     As of March 31, 2008     744,912,078 shares

(4)  Number of treasury stock:

     As of December 31, 2008  19,226,378 shares
     As of March 31, 2008     23,960,828 shares

(5)  Average number of common stock:

     As of December 31, 2008  723,338,893 shares
     As of December 31, 2007  729,865,359 shares

CONSOLIDATED PERFORMANCE

1. OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the 9months of fiscal year 2009 (9 months ended December 31, 2008) decreased by 4.4% as compared to the previous corresponding period, to Yen 1,568.0 billion. During this quarter, the average yen exchange rates were Yen 102.83 against the U.S. dollar (up Yen 14.49) and Yen 150.74 against the Euro (up Yen 12.15). Net sales would have increased by 1.4% excluding impact of such foreign currency exchange fluctuation.

As for Japan, sales in the Imaging & Solutions segment as well as sales in Industrial Products and Other segments all decreased. Consequently, overall domestic sales decreased by 5.9% as compared to the previous corresponding period.

As for overseas, while the sales of color MFPs and laser printers increased in each geographic area due to the effort to enhance its sales structures and expand printer business operations, the appreciation of the Yen negatively affect. Sales in the Americas increased by 8.2% (+23.5%, excluding foreign currency exchange fluctuation) despite economic downturns and the appreciation of the Yen against the U.S. dollar. However sales in Europe decreased by 8.0% (-0.3%, excluding foreign currency exchange fluctuation) and sales in Other, comprised of China, South East Asia and Oceania, decreased by 15.6% (-5.7%, excluding foreign currency exchange fluctuation). As a result, sales in the overseas market decreased by 3.2% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 7.6% as compared to the previous corresponding period.

Gross profit decreased by 4.5% as compared to the previous corresponding period, to Yen 657.4 billion due mainly to the appreciation of the Yen. Gross profit as a percentage of net sales also decreased by 0.1 percentage point as compared to the previous corresponding period, to 41.9% because the advantage derived from cost reduction was not enough to offset the negative effect of the appreciation of the Yen.

While group-wide cost reduction efforts contributed to a decline in selling, general and administrative expenses, Ricoh incurred the expenses relating to enhancement of its sales structures and expansion of printer business operations. Consequently, selling, general and administrative expenses increased by 3.0% as compared to the previous corresponding period, to Yen 571.1 billion.

As a result, operating income decreased by 35.5% as compared to the previous corresponding period, to Yen 86.3 billion.

Other (income) expenses, foreign exchange loss increased as compared to the previous corresponding period. As a result, income before income taxes decreased by 55.2% as compared to the previous corresponding period, to Yen 60.0 billion.

As a result, net income decreased by 65.4% as compared to the previous corresponding period, to Yen 29.5 billion.

*Conditions by Product Line

Conditions by Product Line for the third quarter ended December 31, 2008 are as follows;

Imaging & Solutions (Sales down 2.8% to Yen 1,363.7 billion)
------------------------------------------------------------

     Imaging Solutions (Sales down 5.0% to Yen 1,198.1 billion)
     ----------------------------------------------------------

     As for PPCs and MFPs, while sales of color products remained steady due mainly to strengthening its sales structures, sales of monochrome products decreased significantly as compared to the previous corresponding period.

     As for printers, sales increased in overseas, reflecting Ricoh's continuing effort to strengthen its sales structures and expand printer business operations.

     Excluding effects of foreign currency fluctuations, net sales in this category would have increased by 1.9% as compared to the previous corresponding period.

     Network System Solutions (Sales up 17.0% to Yen 165.6 billion)
     --------------------------------------------------------------

     Sales in this category increased by 17.0% as compared to the previous corresponding period, to Yen 165.6 billion. Excluding effects of foreign currency fluctuations, net sales in this category would have increased by 20.3% as compared to the previous corresponding period.

Overseas IT service business was changed from Imaging Solutions to Network System Solutions in this period. The effect of the change was Yen 13.9 billion.

As a result, sales in the Imaging & Solutions segment decreased by 2.8% as compared to the previous corresponding period, to Yen 1,363.7 billion. Operating income decreased by 20.0% as compared to the previous corresponding period, to Yen 139.4 billion due to the increase of expenses relating to enhancement of its sales structures and the expansion of its printer business operations as well as the appreciation of the Yen against U.S. dollar.

Industrial Products (Sales down 16.1% to Yen 93.7 billion)
----------------------------------------------------------

Sales in the Industrial Products segment decreased by 16.1% as compared to the previous corresponding period, to Yen 93.7 billion. Sales of thermal media, semiconductor devices and electronic components decreased.

As a result, operating loss in the Industrial Products segment was Yen 0.9 billion (operating income Yen 4.0 billion for the previous corresponding period).

Other (Sales down 11.9% to Yen 110.4 billion)
---------------------------------------------

Net sales in the Other segment decreased by 11.9% as compared to the previous corresponding period, to Yen 110.4 billion. Sales of digital cameras decreased both in Japan and overseas.

As a result operating income in the Other segment was Yen 0.5 billion (Yen 1.4 billion for the previous corresponding period).

2. FINANCIAL POSITION

*Assets, Liabilities and Shareholders' Investment

Total Assets, due to the completion of the acquisition of IKON Office Solutions, Inc.(hereinafter referred to as IKON, Inc.) in the third quarter ended December 31, 2008, increased by Yen 190.7 billion as compared to the end of the last fiscal year, to Yen 2,405.1 billion as of December 31, 2008.

For Assets, due to the completion of the acquisition of IKON, Inc., other investments including such as goodwill increased from the end of the previous period. As a result, total assets increased by Yen 190.7 billion, to Yen 2,405.1 billion.

For Liabilities, short-term borrowings, etc. increased due to the completion of the acquisition of IKON, Inc. and financing for the acquisition. As a result, total liabilities increased by Yen 295.2 billion as compared to the end of last fiscal year, to Yen 1,371.1 billion.

Minority Interest decreased by Yen 9.2 billion, to Yen 49.0 billion, due primarily to the fact that Ricoh Elemex Corporation became a wholly owned subsidiary of Ricoh.

Shareholders' investment decreased by Yen 95.2 billion, to Yen 984.8 billion due primarily to the increase of accumulated other comprehensive loss derived from the appreciation of the Yen.

*Cash Flows (9months from April 1, 2008 to December 31, 2008)

Cash Flows results for the third quarter ended December 31, 2008 are as follows;

Net cash provided by operating activities in this period decreased by Yen 96.0 billion as compared to the previous corresponding period, to Yen 8.7 billion. Net income and trade payables decreased and inventories and finance receivables increased as compared to the previous corresponding period.

Net cash used in investing activities in this period increased by Yen 89.7 billion as compared to the previous corresponding period, to Yen 250.7 billion due to the acquisition of IKON, Inc.

As a result, free cash flows generated by operating and investing activities increased by Yen 185.8 billion as compared to the previous corresponding period, to cash outflows of Yen 241.9 billion.

Net cash flow from financing activities amounted to Yen 244.1 billion due primarily to an increase in short-term borrowings.

As a result, cash and cash equivalents as of December 31, 2008 decreased by Yen
15.4 billion as compared to the end of the preceding fiscal year, to Yen 155.1 billion.

3. FORECAST FOR THE ENTIRE FISCAL YEAR

As for the forecast of business results for the full fiscal year ending March 31, 2009, we have revised downward our forecast of gross profit, operating income, income before income taxes and net income from announced in October 2008. This revision reflects the third quarter result and exchange rate fluctuations and so on. Although we have revised downward our forecast of sales in Japan and revised up that in overseas, we have not revised our forecast of sales in total.

Ricoh assumes that exchange rates of Yen 90.00 against the U.S. dollar and of Yen 120.00 against the Euro in the fourth quarter, which were changed from announced in October 2008.

Our performance forecast for fiscal year 2009 is as follows:

Exchange Rate Assumptions for the full year ending March 31, 2009

US$ 1 = Yen 99.63 (Yen 114.40 in previous fiscal year)

EURO 1 = Yen 143.09 (Yen 161.69 in previous fiscal year)

                                                    (Billions of yen)
---------------------------------------------------------------------
                               Year ending      Year ended
                             March 31, 2009   March 31, 2008   Change
                               (Forecast)        (Results)
---------------------------------------------------------------------
   Domestic sales                  959.0          1,016.0       -5.6%
   Overseas sales                1,191.0          1,203.9       -1.1%
Net sales                        2,150.0          2,219.9       -3.2%
Gross profit                       879.0            927.7       -5.3%
Operating income                   100.0            181.5      -44.9%
Income before income taxes          70.0            174.6      -59.9%
Net income                          35.0            106.4      -67.1%
---------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2009 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4. OTHERS

(1) Changes in significant subsidiaries:

The acquisition of IKON Office Solutions, Inc. (hereinafter referred to as IKON, Inc.) was completed effective as of October 31, 2008, through Ricoh Americas Corporation (hereinafter referred to as RAC) that was Ricoh's wholly owned U.S. distribution subsidiary controlling sales comprehensively in the Americas. Therefore, IKON, Inc. became the wholly owned subsidiary of RAC.

(2) Changes in accounting method:

Adoption of new accounting standards:

i. In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements". The effect that adoption of SFAS 157 has on its consolidated results of operations and financial condition was not material.

ii. In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". The effect that adoption of SFAS 158 has on its consolidated results of operations and financial condition was not material.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                       (Millions of yen)
----------------------------------------------------------------------------------------------
                                                 December 31, 2008   March 31, 2008    Change
----------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                               157,127           172,138      -15,011
   Trade receivables                                    695,105           699,043       -3,938
   Inventories                                          224,127           192,023       32,104
   Other current assets                                  69,112            60,936        8,176
Total Current Assets                                  1,145,471         1,124,140       21,331
Fixed Assets
   Tangible fixed assets                                260,780           254,633        6,147
   Finance receivables                                  464,205           445,436       18,769
   Other investments                                    534,663           390,159      144,504
Total Fixed Assets                                    1,259,648         1,090,228      169,420
----------------------------------------------------------------------------------------------
Total Assets                                          2,405,119         2,214,368      190,751
----------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                            155,141           170,607
   Time deposits                                          1,986             1,531

Liabilities and Shareholders' Investment                                     (Millions of yen)
----------------------------------------------------------------------------------------------
                                                 December 31, 2008   March 31, 2008    Change
----------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                       324,825           360,569      -35,744
   Short-term borrowings                                466,147           158,442      307,705
   Other current liabilities                            155,643           194,745      -39,102
Total Current Liabilities                               946,615           713,756      232,859
Fixed Liabilities
   Long-term indebtedness                               251,068           225,930       25,138
   Accrued pension and severance costs                  131,891            99,830       32,061
   Other fixed liabilities                               41,573            36,373        5,200
Total Fixed Liabilities                                 424,532           362,133       62,399
----------------------------------------------------------------------------------------------
Total Liabilities                                     1,371,147         1,075,889      295,258
----------------------------------------------------------------------------------------------
Minority Interest                                        49,073            58,283       -9,210
----------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                         135,364           135,364           --
   Additional paid-in capital                           186,083           186,448         -365
   Retained earnings                                    839,390           835,238        4,152
   Accumulated other comprehensive loss                -139,262           -31,005     -108,257
   Treasury stock                                       -36,676           -45,849        9,173
Total Shareholders' Investment                          984,899         1,080,196      -95,297
----------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment        2,405,119         2,214,368      190,751
----------------------------------------------------------------------------------------------
Note: Other comprehensive loss;
   Net unrealized holding gains (losses)
      on available-for-sale securities                   -7,138             1,316       -8,454
   Pension liability adjustments                        -38,709           -20,788      -17,921
   Net unrealized gains (losses) on derivative
      instruments                                          -354              -408           54
   Cumulative translation adjustments                   -93,061           -11,125      -81,936

             Reference: Exchange rate            December 31, 2008   March 31, 2008
                      US$  1                         Yen  91.03        Yen 100.19
                      EURO 1                         Yen 127.96        Yen 158.19

(2) CONSOLIDATED STATEMENTS OF INCOME

Third Quarter ended December 31, 2007 and 2008                                           (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                Third Quarter ended  Third Quarter ended
                                                 December 31, 2008     December 31, 2007   Change     %
----------------------------------------------------------------------------------------------------------
Net sales                                            1,568,018          1,640,412         -72,394     -4.4
Cost of sales                                          910,529            951,743         -41,214     -4.3
      Percentage of net sales (%)                         58.1               58.0
Gross Profit                                           657,489            688,669         -31,180     -4.5
      Percentage of net sales (%)                         41.9               42.0
Selling, general and administrative expenses           571,111            554,649          16,462      3.0
      Percentage of net sales (%)                         36.4               33.8
Operating income                                        86,378            134,020         -47,642    -35.5
      Percentage of net sales (%)                          5.5                8.2
Other (income) expenses
   Interest and dividend income                          3,828              4,554            -726    -15.9
      Percentage of net sales (%)                          0.2                0.3
   Interest expense                                      4,322              3,466             856     24.7
      Percentage of net sales (%)                          0.3                0.2
   Other, net                                           25,821              1,023          24,798  2,424.0
      Percentage of net sales (%)                          1.6                0.1
Income before income taxes,
   equity income and minority interests                 60,063            134,085         -74,022    -55.2
      Percentage of net sales (%)                          3.8                8.2
Provision for income taxes                              28,280             45,615         -17,335    -38.0
      Percentage of net sales (%)                          1.8                2.8
Minority interests in earnings of subsidiaries           2,258              4,475          -2,217    -49.5
      Percentage of net sales (%)                          0.1                0.3
Equity in earnings of affiliates                            15              1,281          -1,266    -98.8
      Percentage of net sales (%)                          0.0                0.1
Net Income                                              29,540             85,276         -55,736    -65.4
      Percentage of net sales (%)                          1.9                5.2
----------------------------------------------------------------------------------------------------------
      Reference : Exchange rate
                US$ 1                                Yen 102.83          Yen 117.32
                EURO 1                               Yen 150.74          Yen 162.89

Three months ended December 31, 2007 and 2008                                            (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                 December 31, 2008    December 31, 2007    Change     %
----------------------------------------------------------------------------------------------------------
Net sales                                              502,091            552,039         -49,948     -9.0
Cost of sales                                          287,946            314,623         -26,677     -8.5
      Percentage of net sales (%)                         57.3               57.0
Gross Profit                                           214,145            237,416         -23,271     -9.8
      Percentage of net sales (%)                         42.7               43.0
Selling, general and administrative expenses           192,843            187,964           4,879      2.6
      Percentage of net sales (%)                         38.5               34.0
Operating income                                        21,302             49,452         -28,150    -56.9
      Percentage of net sales (%)                          4.2                9.0
Other (income) expenses
   Interest and dividend income                            750              1,394            -644    -46.2
      Percentage of net sales (%)                          0.1                0.3
   Interest expense                                      1,874                745           1,129    151.5
      Percentage of net sales (%)                          0.4                0.1
   Other, net                                           18,990              1,058          17,932  1,694.9
      Percentage of net sales (%)                          3.7                0.3
Income before income taxes,
   equity income and minority interests                  1,188             49,043         -47,855    -97.6
      Percentage of net sales (%)                          0.2                8.9
Provision for income taxes                               5,698             15,737         -10,039    -63.8
      Percentage of net sales (%)                          1.1                2.9
Minority interests in earnings of subsidiaries             288              1,516          -1,228    -81.0
      Percentage of net sales (%)                          0.1                0.3
Equity in earnings of affiliates                            -7                326            -333       --
      Percentage of net sales (%)                          0.0                0.1
Net Income                                              -4,805             32,116         -36,921       --
      Percentage of net sales (%)                         -1.0                5.8
----------------------------------------------------------------------------------------------------------
      Reference : Exchange rate
                US$ 1                                Yen 96.21           Yen 113.24
                EURO 1                               Yen 126.97          Yen 163.96

CONSOLIDATED SALES BY PRODUCT CATEGORY

Third Quarter ended December 31, 2007 and 2008                                           (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                Third Quarter ended  Third Quarter ended
                                                 December 31, 2008    December 31, 2007    Change     %
----------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                                    1,198,102           1,261,705        -63,603    -5.0
   Percentage of net sales (%)                            76.4                76.9
Network System Solutions                               165,666             141,570         24,096    17.0
   Percentage of net sales (%)                            10.6                 8.6
Imaging & Solutions Total                            1,363,768           1,403,275        -39,507    -2.8
   Percentage of net sales (%)                            87.0                85.5
----------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                     93,754             111,749        -17,995   -16.1
   Percentage of net sales (%)                             6.0                 6.8
----------------------------------------------------------------------------------------------------------
[Other]
Other                                                  110,496             125,388        -14,892   -11.9
   Percentage of net sales (%)                             7.0                 7.7
----------------------------------------------------------------------------------------------------------
Grand Total                                          1,568,018           1,640,412        -72,394    -4.4
    Percentage of net sales (%)                          100.0               100.0
----------------------------------------------------------------------------------------------------------
    Reference : Exchange rate
                US$ 1                                Yen 102.83           Yen 117.32
                EURO 1                               Yen 150.74           Yen 162.89

* Overseas IT service business was changed from Imaging Solutions to Network System Solutions in this period. The effect of the change was Yen 13,988 million.

Three months ended December 31, 2007 and 2008
----------------------------------------------------------------------------------------------------------
                                                 Three months ended  Three months ended
                                                 December 31, 2008    December 31, 2007    Change     %
----------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                                   383,997             434,313        -50,316   -11.6
    Percentage of net sales (%)                           76.5                78.7
  Network System Solutions                              59,999              44,335         15,664    35.3
   Percentage of net sales (%)                            11.9                 8.0
Imaging & Solutions Total                              443,996             478,648        -34,652    -7.2
   Percentage of net sales (%)                            88.4                86.7
----------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                     25,913              34,273         -8,360   -24.4
   Percentage of net sales (%)                             5.2                 6.2
----------------------------------------------------------------------------------------------------------
[Other]
Other                                                   32,182              39,118         -6,936   -17.7
   Percentage of net sales (%)                             6.4                 7.1
----------------------------------------------------------------------------------------------------------
Grand Total                                            502,091             552,039        -49,948    -9.0
   Percentage of net sales (%)                           100.0               100.0
----------------------------------------------------------------------------------------------------------
   Reference : Exchange rate
             US$ 1                                   Yen  96.21           Yen 113.24
             EURO 1                                  Yen 126.97           Yen 163.96

* Overseas IT service business was changed from Imaging Solutions to Network System Solutions in this period. The effect of the change was Yen 4,445 million.

CONSOLIDATED SALES BY GEOGRAPHIC AREA

Third Quarter ended December 31, 2007 and 2008                                           (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                Third Quarter ended  Third Quarter ended
                                                 December 31, 2008    December 31, 2007    Change     %
----------------------------------------------------------------------------------------------------------
[Domestic]                                             704,886             749,091        -44,205    -5.9
   Percentage of net sales (%)                            45.0                45.7
[Overseas]                                             863,132             891,321        -28,189    -3.2
   Percentage of net sales (%)                            55.0                54.3
      The Americas                                     350,467             323,953         26,514     8.2
         Percentage of net sales (%)                      22.4                19.7
      Europe                                           408,263             443,645        -35,382    -8.0
         Percentage of net sales (%)                      26.0                27.0
      Other                                            104,402             123,723        -19,321   -15.6
         Percentage of net sales (%)                       6.6                 7.6
Grand Total                                          1,568,018           1,640,412        -72,394    -4.4
   Percentage of net sales (%)                           100.0               100.0
----------------------------------------------------------------------------------------------------------
      Reference : Exchange rate
                US$ 1                                Yen 102.83           Yen 117.32
                EURO 1                               Yen 150.74           Yen 162.89

Three months ended December 31, 2007 and 2008                                            (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                 December 31, 2008    December 31, 2007    Change     %
----------------------------------------------------------------------------------------------------------
[Domestic]                                             221,069             244,652        -23,583    -9.6
   Percentage of net sales (%)                            44.0                44.3
[Overseas]                                             281,022             307,387        -26,365    -8.6
   Percentage of net sales (%)                            56.0                55.7
      The Americas                                     132,882             108,252         24,630    22.8
         Percentage of net sales (%)                      26.5                19.6
      Europe                                           119,553             154,529        -34,976   -22.6
         Percentage of net sales (%)                      23.8                28.0
      Other                                             28,587              44,606        -16,019   -35.9
         Percentage of net sales (%)                       5.7                 8.1
Grand Total                                            502,091             552,039        -49,948    -9.0
   Percentage of net sales (%)                           100.0               100.0
----------------------------------------------------------------------------------------------------------
      Reference : Exchange rate
                US$ 1                                Yen  96.21           Yen 113.24
                EURO 1                               Yen 126.97           Yen 163.96

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                                      Third Quarter ended  Third Quarter ended
                                                                       December 31, 2008    December 31, 2007
--------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
      Net income                                                              29,540              85,276
      Adjustments to reconcile net income to net cash
       provided by operating activities--
         Depreciation and amortization                                        74,449              71,344
         Equity in earnings of affiliates, net of dividends received             -15                -706
         Deferred income taxes                                                 4,562               1,291
         Loss on disposals and sales of tangible fixed assets                  1,170               1,525
         Pension and severance costs, less payments                            3,273              -2,304
      Changes in assets and liabilities--
         Decrease in trade receivables                                        15,315                 446
         Increase in inventories                                             -30,936             -12,485
         Increase in finance receivables                                     -11,509              -4,093
         Decrease in trade payables                                          -50,108             -28,160
         Decrease in accrued income taxes and
            accrued expenses and other                                       -56,210             -16,836
      Other, net                                                              29,234               9,560
--------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                   8,765             104,858
--------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
      Proceeds from sales of property, plant and equipment                        73                 201
      Expenditures for property, plant and equipment                         -72,344             -57,849
      Payments for purchases of available-for-sale securities                 -1,275             -73,619
      Proceeds from sales of available-for-sale securities                       243              73,974
      Increase in time deposits                                                 -689                 525
      Purchase of business, net of cash acquired                            -158,673             -89,863
      Other, net                                                             -18,063             -14,311
--------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                    -250,728            -160,942
--------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
      Proceeds from long-term indebtedness                                    54,355              53,365
      Repayment of long-term indebtedness                                    -53,511             -62,854
      Increase in short-term borrowings, net                                 295,813              33,033
      Repayment of long-term debt securities                                 -26,143             -10,000
      Dividends paid                                                         -25,320             -22,628
      Payment for purchase of treasury stock                                    -605                -701
      Other, net                                                                -427                -737
--------------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                     244,162             -10,522
--------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents             -17,665                 337
--------------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                      -15,466             -66,269
--------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                           170,607             255,737
--------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                              155,141             189,468
--------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

     Not applicable

(5) SEGMENT INFORMATION

    (a) Operating Segments Information

Third Quarter ended December 31, 2007 and 2008                                                               (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                      Third Quarter ended  Third Quarter ended
                                                                       December 31, 2008    December 31, 2007    Change    %
------------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
      Unaffiliated customers                                               1,363,768            1,403,275       -39,507   -2.8
      Intersegment                                                                --                   --            --     --
      Total                                                                1,363,768            1,403,275       -39,507   -2.8
------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                      1,224,350            1,229,068        -4,718   -0.4
------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          139,418              174,207       -34,789  -20.0
         Operating income on sales in Imaging & Solutions (%)                   10.2                 12.4
------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                                  93,754              111,749       -17,995  -16.1
      Intersegment                                                             3,472                3,448            24    0.7
      Total                                                                   97,226              115,197       -17,971  -15.6
------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                         98,194              111,139       -12,945  -11.6
------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                             -968                4,058        -5,026     --
         Operating income on sales in Industrial Products (%)                   -1.0                  3.5
------------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                                 110,496              125,388       -14,892  -11.9
      Intersegment                                                                --                   --            --     --
      Total                                                                  110,496              125,388       -14,892  -11.9
------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                        109,917              123,925       -14,008  -11.3
------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                              579                1,463          -884  -60.4
         Operating income on sales in Other (%)                                  0.5                  1.2
------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                            -3,472               -3,448           -24
      Total                                                                   -3,472               -3,448           -24     --
------------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                            -3,473               -3,449           -24
      Corporate                                                               52,652               45,709         6,943
      Total                                                                   49,179               42,260         6,919     --
------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          -52,651              -45,708        -6,943     --
------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                               1,568,018            1,640,412       -72,394   -4.4
      Intersegment                                                                --                   --            --     --
      Total                                                                1,568,018            1,640,412       -72,394   -4.4
------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                      1,481,640            1,506,392       -24,752   -1.6
------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           86,378              134,020       -47,642  -35.5
         Operating income on consolidated net sales (%)                          5.5                  8.2
------------------------------------------------------------------------------------------------------------------------------

Three months ended December 31, 2007 and 2008                                                                (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                       Three months ended   Three months ended
                                                                       December 31, 2008    December 31, 2007    Change    %
------------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
      Unaffiliated customers                                                 443,996              478,648       -34,652   -7.2
      Intersegment                                                                --                   --            --     --
      Total                                                                  443,996              478,648       -34,652   -7.2
------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                        402,781              415,296       -12,515   -3.0
------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           41,215               63,352       -22,137  -34.9
         Operating income on sales in Imaging & Solutions (%)                    9.3                 13.2
------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                                  25,913               34,273        -8,360  -24.4
      Intersegment                                                             1,179                1,293          -114   -8.8
      Total                                                                   27,092               35,566        -8,474  -23.8
------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                         28,836               34,202        -5,366  -15.7
------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           -1,744                1,364        -3,108     --
         Operating income on sales in Industrial Products (%)                   -6.4                  3.8
------------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                                  32,182               39,118        -6,936  -17.7
      Intersegment                                                                --                   --            --     --
      Total                                                                   32,182               39,118        -6,936  -17.7
------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                         33,184               38,820        -5,636  -14.5
------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           -1,002                  298        -1,300     --
         Operating income on sales in Other (%)                                 -3.1                  0.8
------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                            -1,179               -1,293           114
      Total                                                                   -1,179               -1,293           114     --
------------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                            -1,181               -1,293           112
      Corporate                                                               17,169               15,562         1,607
      Total                                                                   15,988               14,269         1,719     --
------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          -17,167              -15,562        -1,605     --
------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                                 502,091              552,039       -49,948   -9.0
      Intersegment                                                                --                   --            --     --
      Total                                                                  502,091              552,039       -49,948   -9.0
------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                        480,789              502,587       -21,798   -4.3
------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           21,302               49,452       -28,150  -56.9
         Operating income on consolidated net sales (%)                          4.2                  9.0
------------------------------------------------------------------------------------------------------------------------------

    (b) Geographic Segments Information

Third Quarter ended December 31, 2007 and 2008                                                  (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                         Third Quarter ended  Third Quarter ended
                                                          December 31, 2008    December 31, 2007    Change    %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                        723,708               775,154      -51,446   -6.6
      Intersegment                                              346,985               376,115      -29,130   -7.7
      Total                                                   1,070,693             1,151,269      -80,576   -7.0
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                         1,010,551             1,067,012      -56,461   -5.3
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              60,142                84,257      -24,115  -28.6
         Operating income on sales in Japan (%)                     5.6                   7.3
-----------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                        351,451               321,282       30,169    9.4
      Intersegment                                                3,172                 2,727          445   16.3
      Total                                                     354,623               324,009       30,614    9.4
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           367,286               318,754       48,532   15.2
-----------------------------------------------------------------------------------------------------------------
   Operating income                                             -12,663                 5,255      -17,918     --
         Operating income on sales in the Americas (%)             -3.6                   1.6
-----------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                        405,532               444,548      -39,016   -8.8
      Intersegment                                                2,046                 2,366         -320  -13.5
      Total                                                     407,578               446,914      -39,336   -8.8
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           380,817               419,664      -38,847   -9.3
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              26,761                27,250         -489   -1.8
         Operating income on sales in Europe (%)                    6.6                   6.1
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                         87,327                99,428      -12,101  -12.2
      Intersegment                                              126,922               134,188       -7,266   -5.4
      Total                                                     214,249               233,616      -19,367   -8.3
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           204,186               214,312      -10,126   -4.7
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              10,063                19,304       -9,241  -47.9
         Operating income on sales in Other (%)                     4.7                   8.3
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                             -479,125              -515,396       36,271
      Total                                                    -479,125              -515,396       36,271     --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                          -481,200              -513,350       32,150     --
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               2,075                -2,046        4,121     --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                      1,568,018             1,640,412      -72,394   -4.4
      Intersegment                                                   --                    --           --     --
      Total                                                   1,568,018             1,640,412      -72,394   -4.4
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                         1,481,640             1,506,392      -24,752   -1.6
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              86,378               134,020      -47,642  -35.5
         Operating income on consolidated net sales (%)             5.5                   8.2
-----------------------------------------------------------------------------------------------------------------

Three months ended December 31, 2007 and 2008                                                   (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                          Three months ended   Three months ended
                                                           December 31, 2008    December 31, 2007   Change    %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                        224,054               253,802      -29,748  -11.7
      Intersegment                                              110,052               127,542      -17,490  -13.7
      Total                                                     334,106               381,344      -47,238  -12.4
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           321,681               347,595      -25,914   -7.5
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              12,425                33,749      -21,324  -63.2
         Operating income on sales in Japan (%)                     3.7                   8.9
-----------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                        134,803               107,457       27,346   25.4
      Intersegment                                                  916                   627          289   46.1
      Total                                                     135,719               108,084       27,635   25.6
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           143,103               108,280       34,823   32.2
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              -7,384                  -196       -7,188     --
         Operating income on sales in the Americas (%)             -5.4                  -0.2
-----------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                        118,625               155,240      -36,615  -23.6
      Intersegment                                                  560                   635          -75  -11.8
      Total                                                     119,185               155,875      -36,690  -23.5
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           112,577               144,455      -31,878  -22.1
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               6,608                11,420       -4,812  -42.1
         Operating income on sales in Europe (%)                    5.5                   7.3
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                         24,609                35,540      -10,931  -30.8
      Intersegment                                               41,757                43,283       -1,526   -3.5
      Total                                                      66,366                78,823      -12,457  -15.8
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                            64,601                71,763       -7,162  -10.0
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               1,765                 7,060       -5,295  -75.0
         Operating income on sales in Other (%)                     2.7                   9.0
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                             -153,285              -172,087       18,802
      Total                                                    -153,285              -172,087       18,802     --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                          -161,173              -169,506        8,333     --
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               7,888                -2,581       10,469     --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                        502,091               552,039      -49,948   -9.0
      Intersegment                                                   --                    --           --     --
      Total                                                     502,091               552,039      -49,948   -9.0
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           480,789               502,587      -21,798   -4.3
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              21,302                49,452      -28,150  -56.9
         Operating income on consolidated net sales (%)             4.2                   9.0
-----------------------------------------------------------------------------------------------------------------

(6) NOTES ON SIGNIFICANT CHANGES IN SHAREHOLDERS' INVESTMENT

Not applicable

-APPENDIX-

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

Third Quarter ended December 31, 2007 and 2008                                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                          Third Quarter ended   Third Quarter ended                        Change excluding
                                           December 31, 2008     December 31, 2007      Change      %       exchange impact     %
-----------------------------------------------------------------------------------------------------------------------------------
[Imaging Solutions]
   Imaging Solutions                            1,198,102             1,261,705          -63,603    -5.0         24,077         1.9
      Percentage of net sales (%)                    76.4                  76.9
         Domestic                                 423,032               449,601          -26,569    -5.9        -26,569        -5.9
         Overseas                                 775,070               812,104          -37,034    -4.6         50,646         6.2
   Network System Solutions                       165,666               141,570           24,096    17.0         28,680        20.3
      Percentage of net sales (%)                    10.6                   8.6
         Domestic                                 127,327               132,973           -5,646    -4.2         -5,646        -4.2
         Overseas                                  38,339                 8,597           29,742   346.0         34,326       399.3
Imaging & Solutions Total                       1,363,768             1,403,275          -39,507    -2.8         52,757         3.8
      Percentage of net sales (%)                    87.0                  85.5
   Domestic                                       550,359               582,574          -32,215    -5.5        -32,215        -5.5
   Overseas                                       813,409               820,701           -7,292    -0.9         84,972        10.4
         The Americas                             337,955               310,696           27,259     8.8         75,116        24.2
         Europe                                   391,209               418,708          -27,499    -6.6          5,545         1.3
         Other                                     84,245                91,297           -7,052    -7.7          4,311         4.7
-----------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                93,754               111,749          -17,995   -16.1        -15,388       -13.8
      Percentage of net sales (%)                     6.0                   6.8
   Domestic                                        52,904                61,390           -8,486   -13.8         -8,486       -13.8
   Overseas                                        40,850                50,359           -9,509   -18.9         -6,902       -13.7
         The Americas                              11,101                11,496             -395    -3.4          1,082         9.4
         Europe                                    14,162                16,983           -2,821   -16.6         -1,948       -11.5
         Other                                     15,587                21,880           -6,293   -28.8         -6,036       -27.6
-----------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                             110,496               125,388          -14,892   -11.9        -13,867       -11.1
      Percentage of net sales (%)                     7.0                   7.7
   Domestic                                       101,623               105,127           -3,504    -3.3         -3,504        -3.3
   Overseas                                         8,873                20,261          -11,388   -56.2        -10,363       -51.1
         The Americas                               1,411                 1,761             -350   -19.9           -161        -9.1
         Europe                                     2,892                 7,954           -5,062   -63.6         -4,828       -60.7
         Other                                      4,570                10,546           -5,976   -56.7         -5,374       -51.0
-----------------------------------------------------------------------------------------------------------------------------------
Grand Total                                     1,568,018             1,640,412          -72,394    -4.4         23,502         1.4
      Percentage of net sales (%)                   100.0                 100.0
   Domestic                                       704,886               749,091          -44,205    -5.9        -44,205        -5.9
      Percentage of net sales (%)                    45.0                  45.7
   Overseas                                       863,132               891,321          -28,189    -3.2         67,707         7.6
      Percentage of net sales (%)                    55.0                  54.3
         The Americas                             350,467               323,953           26,514     8.2         76,037        23.5
            Percentage of net sales (%)              22.4                  19.7
         Europe                                   408,263               443,645          -35,382    -8.0         -1,231        -0.3
            Percentage of net sales (%)              26.0                  27.0
         Other                                    104,402               123,723          -19,321   -15.6         -7,099        -5.7
            Percentage of net sales (%)               6.6                   7.6
-----------------------------------------------------------------------------------------------------------------------------------
             Reference: Exchange rate
                      US$  1                   Yen 102.83            Yen 117.32       Yen -14.49
                      EURO 1                   Yen 150.74            Yen 162.89       Yen -12.15

*    Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions  Personal computers, servers, network systems and network related software

Industrial Products       Thermal media, optical equipment, semiconductor
                          devices, electronic components and measuring equipment

Other                     Digital cameras

* Overseas IT service business was changed from Imaging Solutions to Network System Solutions in this period. The effect of the change was Yen 13,988 million.

                                       A1

Three months ended December 31, 2007 and 2008                                                              (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                         Three months ended  Three months ended                      Change excluding
                                         December 31, 2008    December 31, 2007    Change       %     exchange impact    %
----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                           383,997             434,313         -50,316    -11.6         6,811        1.6
      Percentage of net sales (%)                 76.5                78.7
         Domestic                              136,870             152,953         -16,083    -10.5       -16,083      -10.5
         Overseas                              247,127             281,360         -34,233    -12.2        22,894        8.1
   Network System Solutions                     59,999              44,335          15,664     35.3        19,327       43.6
      Percentage of net sales (%)                 11.9                 8.0
         Domestic                               38,611              41,343          -2,732     -6.6        -2,732       -6.6
         Overseas                               21,388               2,992          18,396    614.8        22,059      737.3
Imaging & Solutions Total                      443,996             478,648         -34,652     -7.2        26,138        5.5
      Percentage of net sales (%)                 88.4                86.7
   Domestic                                    175,481             194,296         -18,815     -9.7       -18,815       -9.7
   Overseas                                    268,515             284,352         -15,837     -5.6        44,953       15.8
         The Americas                          129,546             104,403          25,143     24.1        47,060       45.1
         Europe                                115,587             147,098         -31,511    -21.4           283        0.2
         Other                                  23,382              32,851          -9,469    -28.8        -2,390       -7.3
----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                             25,913              34,273          -8,360    -24.4        -6,747      -19.7
      Percentage of net sales (%)                  5.2                 6.2
   Domestic                                     15,590              17,139          -1,549     -9.0        -1,549       -9.0
   Overseas                                     10,323              17,134          -6,811    -39.8        -5,198      -30.3
         The Americas                            2,983               3,483            -500    -14.4            36        1.0
         Europe                                  3,283               5,457          -2,174    -39.8        -1,284      -23.5
         Other                                   4,057               8,194          -4,137    -50.5        -3,950      -48.2
----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                           32,182              39,118          -6,936    -17.7        -6,433      -16.4
      Percentage of net sales (%)                  6.4                 7.1
   Domestic                                     29,998              33,217          -3,219     -9.7        -3,219       -9.7
   Overseas                                      2,184               5,901          -3,717    -63.0        -3,214      -54.5
         The Americas                              353                 366             -13     -3.6            78       21.3
         Europe                                    683               1,974          -1,291    -65.4        -1,060      -53.7
         Other                                   1,148               3,561          -2,413    -67.8        -2,232      -62.7
----------------------------------------------------------------------------------------------------------------------------
Grand Total                                    502,091             552,039         -49,948     -9.0        12,958        2.3
      Percentage of net sales (%)                100.0               100.0
   Domestic                                    221,069             244,652         -23,583     -9.6       -23,583       -9.6
      Percentage of net sales (%)                 44.0                44.3
   Overseas                                    281,022             307,387         -26,365     -8.6        36,541       11.9
      Percentage of net sales (%)                 56.0                55.7
         The Americas                          132,882             108,252          24,630     22.8        47,174       43.6
            Percentage of net sales (%)           26.5                19.6
         Europe                                119,553             154,529         -34,976    -22.6        -2,061       -1.3
            Percentage of net sales (%)           23.8                28.0
         Other                                  28,587              44,606         -16,019    -35.9        -8,572      -19.2
            Percentage of net sales (%)            5.7                 8.1
----------------------------------------------------------------------------------------------------------------------------
      Reference: Exchange rate
            US$ 1                              Yen 96.21          Yen 113.24     Yen -17.03
            EURO 1                            Yen 126.97          Yen 163.96     Yen -36.99

*    Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions   Personal computers, servers, network systems and
                           network related software

Industrial Products        Thermal media, optical equipment, semiconductor
                           devices, electronic components and measuring equipment

Other                      Digital cameras

* Overseas IT service business was changed from Imaging Solutions to Network System Solutions in this period. The effect of the change was Yen 4,445 million.

                                       A2

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                           (Billions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                         Third Quarter ended          Fourth Quarter ending           Year ending
                                          December 31, 2008   Change      March 31, 2009     Change  March 31, 2009  Change
                                               Forecast         %            Forecast           %       Forecast       %
----------------------------------------------------------------------------------------------------------------------------
Net sales                                       1,568.0        -4.4            581.9            0.4     2,150.0       -3.2
Gross profit                                      657.4        -4.5            221.5           -7.3       879.0       -5.3
Operating income                                   86.3       -35.5             13.6          -71.3       100.0      -44.9
Income before income taxes                         60.0       -55.2              9.9          -75.5        70.0      -59.9
Net income                                         29.5       -65.4              5.4          -74.2        35.0      -67.1
----------------------------------------------------------------------------------------------------------------------------
Net income per share-basic (yen)                  40.84          --             7.55             --       48.39         --
Net income per share-diluted (yen)                39.73          --             7.35             --       47.07         --
----------------------------------------------------------------------------------------------------------------------------
Capital expenditures                               72.3          --             25.8             --        98.0         --
Depreciation for tangible fixed assets             55.0          --             21.0             --        76.0         --
R&D expenditures                                   93.5          --             32.6             --       126.0         --
----------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                          102.83          --            90.00             --       99.63         --
Exchange rate (Yen/EURO)                         150.74          --           120.00             --      143.09         --
----------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                        (Billions of yen)
---------------------------------------------------------------------------------------------------------
                              Fourth Quarter ending March 31, 2009     Year ending March 31, 2009
                              ------------------------------------     --------------------------
                             Forecast  Change  Forecast(*)  Change  Forecast  Change  Forecast(*)  Change
                                         %                    %                 %                     %
---------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions           449.8      0.5      499.9      11.6   1,647.9    -3.6    1,785.7       4.5
      Domestic                 155.5     -2.4      155.5      -2.4     578.5    -5.0      578.5      -5.0
      Overseas                 294.3      2.0      344.4      19.4   1,069.3    -2.8    1,207.1       9.7
   Network System Solutions     73.1     24.9       76.1      30.2     238.7    19.3      246.4      23.2
      Domestic                  51.5     -6.6       51.5      -6.6     178.8    -5.0      178.8      -5.0
      Overseas                  21.6    545.9       24.6     638.0      59.9   402.0       67.6     466.1
Imaging & Solutions Total      522.9      3.3      576.1      13.8   1,886.6    -1.2    2,032.1       6.4
   Domestic                    207.0     -3.5      207.0      -3.5     757.3    -5.0      757.3      -5.0
   Overseas                    315.9      8.3      369.0      26.5   1,129.3     1.5    1,274.7      14.6
      The Americas             163.0     54.1      180.7      70.9     500.9    20.3      566.5      36.0
      Europe                   124.6    -18.4      157.0       2.8     515.8    -9.7      581.2       1.7
      Other                     28.3    -15.0       31.3      -5.9     112.5    -9.7      126.9       1.9
---------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products             22.3    -31.6       23.4     -28.2     116.0   -19.6      119.7     -17.0
   Domestic                     13.1    -22.1       13.1     -22.1      66.0   -15.6       66.0     -15.6
   Overseas                      9.2    -41.7       10.3     -34.6      50.0   -24.3       53.7     -18.7
      The Americas               2.5    -46.4        2.7     -40.6      13.6   -15.8       15.3      -5.0
      Europe                     2.4    -55.9        3.0     -44.5      16.5   -26.1       18.0     -19.5
      Other                      4.3    -24.1        4.5     -20.2      19.8   -27.8       20.3     -26.1
---------------------------------------------------------------------------------------------------------
[Other]
Other                           36.7     -9.6       37.2      -8.6     147.2   -11.3      148.7     -10.4
   Domestic                     34.0     -4.6       34.0      -4.6     135.6    -3.7      135.6      -3.7
   Overseas                      2.7    -45.2        3.2     -36.4      11.6   -54.0       13.1     -48.2
      The Americas               0.4     -7.6        0.4       1.6       1.8   -17.5        2.0      -7.0
      Europe                     0.9    -33.8        1.1     -16.1       3.7   -59.3        4.2     -54.2
      Other                      1.4    -54.9        1.6     -50.0       6.0   -56.2        6.8     -50.7
---------------------------------------------------------------------------------------------------------
Grand Total                    581.9      0.4      636.7       9.9   2,150.0    -3.2    2,300.6       3.6
   Domestic                    254.1     -4.8      254.1      -4.8     959.0    -5.6      959.0      -5.6
   Overseas                    327.8      4.9      382.6      22.4   1,191.0    -1.1    1,341.6      11.4
      The Americas             165.9     49.7      183.9      65.9     516.3    18.8      583.9      34.3
      Europe                   127.9    -19.8      161.2       1.0     536.1   -11.1      603.6       0.1
      Other                     34.0    -19.3       37.4     -11.2     138.4   -16.6      154.0      -7.1
---------------------------------------------------------------------------------------------------------

*    Excluding foreign exchange impact

                                       A3